Exhibit 21.1

Subsidiaries of Xenetic Bioscience, Inc.

Entity	Jurisdiction
Xenetic Bioscience (U.K.), Ltd	United Kingdom
Lipoxen Technologies, Ltd (LTL)	United Kingdom
Xenetic Technologies, Inc.	Delaware
SymbioTec GmbH	Germany